                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT






                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2000





                  ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
                        FOR REPRESENTED HOURLY EMPLOYEES







                       ROCKWELL INTERNATIONAL CORPORATION
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                                         PAGE NO.
                                                                                                         --------
INDEPENDENT AUDITORS' REPORT                                                                                 1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     December 31, 2000 and 1999                                                                              2

   Statements of Changes in Net Assets Available for Benefits
      Years Ended December 31, 2000 and 1999                                                                 3

   Notes to Financial Statements                                                                             4

FORM 5500 SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes,                                                          9
   December 31, 2000

SIGNATURE                                                                                                  S-1


EXHIBIT:
   Independent Auditors' Consent                                                                           S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell Employee Savings and Investment Plan for
  Represented Hourly Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of Rockwell Employee Savings and Investment Plan for Represented Hourly Employees (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2001

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR
REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

                                                                                 2000                   1999
                                                                          ----------------      ----------------
ASSETS

INVESTMENTS:
     Master Defined Contribution Trust                                    $     31,809,394      $     30,700,204
     Loan Fund                                                                     637,648               573,269
                                                                          ----------------      ----------------

         Total investments                                                      32,447,042            31,273,473
                                                                          ----------------      ----------------

TOTAL NET ASSETS AVAILABLE
FOR BENEFITS                                                              $     32,447,042      $     31,273,473
                                                                          ================      ================



See notes to financial statements.

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR
REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------



                                                                                 2000                     1999
                                                                           ------------------    --------------------
NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR                                                          $       31,273,473      $       31,079,149
                                                                           ------------------      ------------------

INCOME:
   Earnings from investments:
     Net earnings in Master Defined Contribution Trust                              1,152,184               3,055,485
     Interest                                                                          51,409                  47,654
                                                                           ------------------      ------------------

         Total earnings from investments                                            1,203,593               3,103,139
                                                                           ------------------      ------------------

Contributions:
     Employer                                                                         797,992               1,033,529
     Employee                                                                       2,682,843               3,499,904
                                                                           ------------------      ------------------

         Total contributions                                                        3,480,835               4,533,433
                                                                           ------------------      ------------------

         Total income                                                               4,684,428               7,636,572
                                                                           ------------------      ------------------

EXPENSES:
   Payments to participants or beneficiaries                                        3,419,806               4,780,380
                                                                           ------------------      ------------------

NET INCOME                                                                          1,264,622               2,856,192
                                                                           ------------------      ------------------

NET TRANSFERS FROM THE PLAN                                                           (91,053)             (2,661,868)
                                                                           -------------------     ------------------

NET INCREASE                                                                        1,173,569                 194,324
                                                                           ------------------      ------------------

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR                                                                $       32,447,042      $       31,273,473
                                                                           ==================      ==================


See notes to financial statements.

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------


1.      DESCRIPTION OF PLAN

        The following brief description of the Rockwell Employee Savings and Investment Plan for Represented Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

        a. General - The Plan is a defined contribution savings plan covering all represented hourly employees of Rockwell International Corporation and its subsidiaries ("Rockwell") who elect to participate in the Plan and who are employees at a Rockwell location to which participation has been extended. The Central Retirement Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. is the trustee of the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). See Note 5 which describes changes to the Plan.

                Participants in the Plan may invest in any of the following investment funds:

                        Diversified Fund - Invests principally in common stocks and convertible securities.

                        Aggregate Bond Index Fund - Invests in fixed income securities included in the Lehman Brothers Aggregate Bond Index.

                        Stable Value Fund - Invests in insurance contracts and fixed income securities.

                        Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may hold Rockwell common stock and cash.

                Other funds of the Plan include:

                        ArvinMeritor Stock Fund - Holds the common stock of ArvinMeritor Automotive, Inc. ("ArvinMeritor").

                        Conexant Stock Fund - Holds the common stock of Conexant Systems, Inc. ("Conexant").

                        Loan Fund - Represents outstanding participant loan balances.

                The ArvinMeritor and Conexant Stock Funds are closed to any additional employee contributions. Additionally, there are special rules regarding distribution from such funds. Any dividends received on behalf of these funds are paid to the Stable Value Fund.

        b. Participation - The Plan provides that eligible employees electing to become participants may contribute on a pre-tax basis up to a maximum of 9% of base compensation for non-highly compensated participants and up to 8% of base compensation for highly-compensated participants, as defined in the Plan document. In addition, participants may contribute up to an additional 5% on a post-tax basis. Rockwell contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to 50% of the first 5% of the participant contribution . Rockwell contributions are made to the Stable Value Fund.

        c. Investment Elections - Participants may elect to have participant contributions made to any of the funds indicated in
                Note 1.a. that are available to participant contributions in 1% increments among any or all of these funds. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Stable Value Fund.

        d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund B. The participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

        e. Vesting - Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell contribution portion of a participant's account plus actual earnings thereon is based on the vesting schedule as described in the Plan document. A participant is 100% vested after 60 months of service.

        f. Loans - A participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance) from the remaining balance of the participant's account. Loans are secured by the balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant's account. Participants may have only one outstanding loan at a time.

        g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed with Rockwell and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

        h. Plan Terminations - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

        i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

                Upon termination of employment, other than retirement, participants receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum.

                Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum or in annual installment payments up to 10 years.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are accrued upon Rockwell Board of Directors' approval. See Note 3. The loan fund is stated at cost which approximates fair value.

        b. Expenses - Plan fees and expenses are paid by the trustee from Plan assets. Fees and expenses in connection with the provision of administrative services by external service providers are paid by Rockwell.

        c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.      MASTER DEFINED CONTRIBUTION TRUST

        At December 31, 2000 and 1999, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust") account, at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net (loss) earnings of the investment accounts to the various participating plans.

        The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The investment funds held by the Master Trust are discussed in Note 1.

        The net earnings or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2000 and 1999 are summarized as follows:

                                                                                  2000                    1999
                                                                          -------------------     -------------------
      Cash and equivalents                                                $        42,606,035     $      57,771,160
      Corporate bonds and debentures                                               49,898,290            42,402,523
      Common stocks                                                             2,443,409,074         4,428,191,177
      Mutual funds                                                                629,966,165           503,123,568
      Preferred/convertible securities                                              3,548,531                     -
      Stable value fund                                                           555,014,288           547,797,792
      Diversified fund                                                              1,323,597                     -
      Guaranteed investment contracts                                              47,284,912           147,012,701
      Accrued income                                                                        -             4,091,896
                                                                          -------------------     -----------------

         Net assets available for benefits                                $     3,773,050,892     $   5,730,390,817
                                                                          ===================     =================


      The net (loss) earnings of the Master Trust for the years ended December 31, 2000 and 1999 is summarized as follows:


                                                                                  2000                    1999
                                                                          -------------------     -------------------
      Interest                                                            $        42,346,692     $      49,441,701
      Dividends                                                                    71,814,777            57,083,001
      Net appreciation (depreciation) in fair
      value of investments:
         U. S. Government securities                                                        -              (375,707)
         Corporate bonds and debentures                                             1,615,477            (1,899,587)
         Common stocks                                                         (1,247,539,797)        2,074,314,661
         Mutual funds                                                             (25,188,187)          151,108,840
         Other                                                                       (354,963)             (392,165)
                                                                          --------------------    -----------------

         Net (loss) earnings                                              $    (1,157,306,001)    $   2,329,280,744
                                                                          ====================    =================

      The Plan's interest in the total Master Trust, as a percentage of net assets held by the Master Trust, was less than 1% at both December 31, 2000 and 1999. While the Plan participates in the Master Trust, the investment portfolio is not ratable between the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net depreciation and net appreciation in 2000 and 1999, respectively.

4.    TAX STATUS

      The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. Rockwell believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2000. Therefore, no provision for income taxes is included in the Plan's financial statements.

5.      SUBSEQUENT EVENTS

        In December 2000, Rockwell announced its intention to spinoff its Rockwell Collins avionics and communications business into a separately traded, publicly held company. The transaction is expected to be completed on June 29, 2001. After the spinoff, Rockwell Collins, Inc. and Rockwell Automation will each own a 50% equity interest in the Rockwell Scientific Company LLC.

        Following the transaction, Rockwell will retain sponsorship of the Plan and the trusts related thereto. Rockwell will cause each Rockwell Collins, Inc. employee and each Rockwell Scientific Company LLC employee to have a fully nonforfeitable right to such employee's account balances, if any, under the Plan. The account balances of each such employee will be maintained under the Plan. However, such employees will not be entitled to make additional contributions under the Plan and matching contributions will no longer be made by either Rockwell, Rockwell Collins, Inc. or Rockwell Scientific Company LLC to the Plan on behalf of such employees.

        Rockwell Collins, Inc. and Rockwell Scientific Company LLC will separately establish new savings plans for their active employees. The Rockwell Collins, Inc. savings plans and Rockwell Scientific Company LLC savings plans will allow active employees to transfer their account balances from the Plan to their respective company's savings plans.


                                   * * * * * *

ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN FOR
REPRESENTED HOURLY EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
DECEMBER 31, 2000
------------------------------------------------------------------------------



     COLUMN A              COLUMN B                       COLUMN C                  COLUMN D             COLUMN E

                                                  Description of Investment,
                      Identity of issuer,         Including Collateral, Rate
                      Borrower, Lessor            of interest, Maturity Date,                             Current
                       or Similar Party            Par or Maturity Value             Cost                  Value
   -------------      -------------------       ----------------------------    ---------------      ---------------
         *            Wells Fargo, N.A.          Master Defined
                                                 Contribution Trust             $    30,058,625      $     31,809,394

         *            Various                    Participant Loans, prime
                      participants               plus 1%, due 2001 to
                                                 2010                                   637,648               637,648
                                                                                ---------------      ----------------

                      Total investments                                         $    30,696,273      $     32,447,042
                                                                                ===============      ================




*Party-in-interest.

SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



ROCKWELL EMPLOYEE SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES



By         /s/ Alfred J. Spigarelli
       -------------------------------------
               Alfred J. Spigarelli
               Plan Administrator




Date:    June 28, 2001

                                                                         EXHIBIT






INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17405 of Rockwell International Corporation on Form S-8 and the Prospectus related thereto of our report dated June 25, 2001, appearing in this Annual Report on Form 11-K of Rockwell Employee Savings and Investment Plan for Represented Hourly Employees for the year ended December 31, 2000.



/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche, LLP
Milwaukee, Wisconsin
June 25, 2001







                                      S-2